

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170042

DIVISION OF
CORPORATION FINANCE

January 19, 2017

David S. Maltz
Duke Energy Corporation
david.maltz@duke-energy.com

Re: Duke Energy Corporation
Incoming letter dated January 3, 2017

Dear Mr. Maltz:

This is in response to your letter dated January 3, 2017 concerning the shareholder proposal submitted to Duke Energy by William J. Meggs. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: William J. Meggs
FISMA & OMB Memorandum M-07-16

January 19, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Duke Energy Corporation
Incoming letter dated January 3, 2017

The proposal instructs management to "install and own wind generators and solar installations to be operated for the profit of Duke Energy stockholders" and to "vigorously lobby state and national legislatures and regulators to remove obstacles to development of renewable sources of energy."

There appears to be some basis for your view that Duke Energy may exclude the proposal under rule 14a-8(i)(7), as relating to Duke Energy's ordinary business operations. In this regard, we note that the proposal appears directed at involving Duke Energy in the political or legislative process relating to an aspect of the company's operations. Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Duke Energy relies.

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.



David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

550 S. Tryon Street
Charlotte, NC 28202

Mailing Address:
Mail Code DEC45A/ P.O. Box 1321
Charlotte, NC 28201

o: 704.382.3477
f: 980.373.5201

david.maltz@duke-energy.com

January 3, 2017

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted By Dr. William J. Meggs

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Duke Energy Corporation (the "Corporation") requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") will not recommend any enforcement action if the Corporation omits from its proxy solicitation materials ("Proxy Materials") for its 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting") the proposal submitted to the Corporation by Dr. William J. Meggs on November 16, 2016 (the "Proposal"). Dr. Meggs is referred to herein as the "Proponent."

This letter provides an explanation of why the Corporation believes that it may exclude the Proposal and includes the attachments required by Rule 14a-8(j). In accordance with *Staff Legal Bulletin* No. 14D (Nov. 7, 2008), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. A copy of this letter and its attachments are also being sent on this date to the Proponent in accordance with Rule 14-8(j) to inform the Proponent of the Corporation's intention to omit the Proposal from the 2017 Annual Meeting Proxy Materials. We also wish to take this opportunity to inform the Proponent that if he submits additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should also be furnished to the Corporation, addressed to the undersigned, pursuant to Exchange Act Rule 14a-8(k). The Corporation intends to file its proxy statement on or around March 23, 2017.

THE PROPOSAL

The Proposal states:

> Be it resolved:
>
> The Stockholders of Duke Energy instruct the management of Duke Energy to install and own wind generators and solar installations to be operated for the profit of Duke Energy stockholders.
>
> The Stockholders of Duke Energy instruct the management of Duke Energy to vigorously lobby state and national legislatures and regulators to remove obstacles to development of renewable sources of energy.

A copy of the Proposal and related correspondence is attached hereto as Exhibit A.

REASONS FOR EXCLUSION OF PROPOSAL

1. Rule 14a-8(i)(7)

The Corporation believes that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(7) because it relates to the ordinary business of the Corporation.

2. Rule 14a-8(i)(10)

The Corporation also believes that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(10) because the Proposal has been substantially implemented by the Corporation.

3. Rule 14a-8(i)(3)

The Corporation further believes that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

DISCUSSION

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it relates to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal that deals with a matter relating to the ordinary business of a corporation. The core basis for exclusion under Rule 14a-8(i)(7) is to protect the authority of a corporation's board of directors to manage the business and affairs of the corporation. In the adopting release to the amended shareholder proposal rules, the Staff stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) *("1998 Release").*

A shareholder proposal involves "ordinary business" when it relates to matters that are so fundamental to management's ability to run the corporation on a day-to-day basis that, as a practical matter, they are not appropriate for shareholder oversight. *See id.* The Staff has also stated that a proposal should not attempt to "micro-manage" a corporation by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See id.* (citing *Exchange Act Release No. 34-12999* (Nov. 22, 1976)).

Further, in order to constitute ordinary business, the proposal must not involve a significant social policy issue that would override its ordinary business subject matter. *See id.* The Staff considers "both the proposal and the supporting statement as a whole" in determining whether a significant social policy issue exists. (*Staff Legal Bulletin No. 14C* (June 28, 2005) ("*SLB 14C*")). Although the Staff has found certain environmental issues to constitute significant social policy issues, the reference to an environmental issue within a proposal is not determinative of its excludability if the focus of the proposal is not on the significant policy issue but rather the day-to-day operations of the company.

For the reasons set forth below, we believe that the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

The Proposal relates to the Corporation's choice of technologies for use in its operations. The Proposal requests that shareholders "instruct the management of Duke Energy to install and own wind generators and solar installations." The Staff has previously found that proposals relating to a corporation's choice of technologies to fall under the ordinary business exception found in Rule 14a-8(i)(7). For instance, in *Dominion Resources, Inc.* (Feb. 14, 2014), a proposal that requested the corporation's board to appoint a team to review the risks associated with developing solar generation and report on those risks and the benefits of increased solar generation was found to relate to the corporation's ordinary business operations – specifically "the corporation's choice of technologies for use in its operations" – and was excludable pursuant to Rule 14a-8(i)(7). The Staff in *FirstEnergy Corp.* (Mar. 8, 2013) also found a proposal to relate to the corporation's choice of technologies, and thus be excludable pursuant to Rule 14a-8(i)(7), where the proposal requested a report regarding the Corporation's actions to diversify its energy resources to include energy efficiency and renewable energy sources. *See also AT&T Inc.* (Feb. 13, 2012) (proposal that requested a report disclosing corporate actions being taken in connection with electrically inefficient set-top boxes and the development of more energy efficient ones was excludable under Rule 14a-8(i)(7)).

The Proposal seeks to involve shareholders in decisions regarding the Corporation's choice of technologies for generation of energy – specifically wind and solar technology. The determination of which technologies the Corporation utilizes is a complex decision involving fuel cost and reliability, in addition to environmental concerns, that requires management expertise and regulatory review and approval in order to ensure that all customers are being provided cost-efficient, reliable service at all times. As shown above, the Staff has routinely found that proposals concerning a corporation's choice of technologies for use in its operations are generally excludable under Rule 14a-8(i)(7). We consequently believe that the Proposal is therefore excludable pursuant to Rule 14a-8(i)(7) as it involves decisions regarding the Corporation's choice of technology which are most appropriate for management who have the experience, training and resources to evaluate the complex choices of technology necessary to provide a diverse mix of generation technologies to meet customer needs.

The Proposal impermissibly seeks to micro-manage the Corporation's business. In the *1998 Release*, the SEC indicated that it considers "the degree to which the proposal seeks to 'micro-manage' the corporation by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Proposal involves several highly complex issues – namely, the Corporation's choice of energy sources used to supply electrical power as well the topics on which the Corporation should lobby state and national legislatures and regulators.

As disclosed in its SEC filings, the Corporation is actively engaging in the development of wind and solar technology. Duke Energy Renewables, a division of the Corporation, builds, develops and operates wind and solar renewable-generation and energy transmission projects throughout the continental United States. The commercial renewables business is a significant component of the Corporation's growth strategy. Renewable projects enable the Corporation to respond to customer interest in clean technology while also increasing diversity in the Corporation's generation portfolio. As disclosed in Duke Energy's 2015 Annual Report, the Corporation has invested approximately $4 billion dollars in renewable generation since 2007 and plans to invest approximately $3 billion more over the next five years. These investment decisions involve consideration of a multitude of complex factors. Such decisions relate to operational and business matters that require the judgment of management, who possess the skills and resources to make informed decisions. Further, as in *Marriott International, Inc.* (Mar. 17, 2010) where the Staff found that a proposal requiring the company to install and test low-flow shower heads in company hotels amounted to micro-managing the company by requiring the use of specific technologies, the Proposal seeks to micro-manage the Corporation by specifically requiring the Corporation to install wind and solar power capabilities out of the host of energy sources (including multiple renewable energy sources) available to the Corporation.

With regard to lobbying, the Staff has permitted companies to exclude proposals that focus on specific lobbying activities, rather than a company's general political activities. For instance, in *Duke Energy Corporation* (Feb. 24, 2012), the Staff found a proposal requesting a "report disclosing the Company's global warming-relating lobbying activities" to be excludable because the "proposal and supporting statement, when read together, focus primarily on Duke Energy's specific lobbying activities that relate to the operation of Duke Energy's business and not on Duke Energy's general political activities." In *Johnson & Johnson* (Feb. 10, 2014) ("*Johnson & Johnson*"), the Staff permitted exclusion of a proposal "to create and implement a policy using consistent incorporation of corporate values and report to shareholders contributions which may appear incongruent with the company's corporate values." Although neutral on its face, the proposal's preamble in *Johnson & Johnson* focused on the company's opposition to the Patient Protection and Affordable Care Act (the "PPACA"). In reading the proposal as a whole, the Staff stated that "the proposal and supporting statement, when read together, focus primarily on specific political contributions that relate to the operation of [the company's] business and not on [the company's] general political activities." *Id.*; *see also*, *Bristol-Myers Squibb Company* (Feb. 18, 2014) (proposal seeking adoption of health care reform principles found excludable under

Rule 14a-8(i)(7) as it sought to involve Bristol-Myers in the "political or legislative process relating to an aspect of Bristol-Myers' operations," including "specific legislative initiatives"); *Bristol-Myers Squibb Company* (Jan. 29, 2013) ("*Bristol-Myers*") (proposal seeking a board report describing policies, procedures, costs and outcomes of the company's legislative and regulatory public policy advocacy activities that had a supporting statement focused on the PPACA found excludable under Rule 14a-8(i)(7) as focusing "primarily on [the company's] specific lobbying activities that relate to the operation of [the company's] business and not on [the company's] general political activities"); and *Bristol-Myers Squibb Company* (Feb. 17, 2009) (proposal requesting a report on the company's lobbying activities relating to the Medicare Part D Prescription Drug Program found excludable under Rule 14a-8(i)(7) as a matter of ordinary business "(i.e., lobbying activities concerning [the company's] products)."). The Proposal follows the precedent of the foregoing proposals that were found excludable by the Staff as it focuses on a specific legislative topic rather than the Corporation's "general political activities." *See Bristol-Myers.* The Proposal makes a specific request relating to lobbying activities involving only a subset of the Corporation's activities - that the Corporation "vigorously lobby state and national legislatures and regulators to remove obstacles to development of renewable sources of energy." The Proposal should therefore be excludable. Further, when, whether, whom, how much and for what the Corporation should lobby involves numerous financial and strategic decisions that are too complex for shareholders to be able to vote on the issue. These decisions are best left to management rather than for shareholders to micro-manage the Corporation.

Although the Proposal references certain social issues such as the use of renewable energy to reduce emissions and affect climate change, such references do not transcend the ordinary business nature of the proposal. The SEC has stated that certain proposals related to significant social policies may transcend day-to-day business matters if the proposal raises policy issues that are so significant that they are appropriate for shareholder consideration. The Staff considers "both the proposal and the supporting statement as a whole" in determining whether a significant social policy issue exists. *SLB 14C.* Although the Staff has found certain environmental issues to constitute significant social policy issues, the reference to an environmental issue within a proposal is not determinative of its excludability. *See id.*; *see also, CVS Health Corporation* (Mar. 8, 2016) and *The TJX Companies, Inc.* (Mar. 8, 2016) (proposals requesting the relevant company set "quantitative targets ... to increase renewable energy sourcing and/or production" found excludable pursuant to Rule 14a-8(i)(7) as relating to "ordinary business operations" of the company, despite such proposals involving the environmental issue of renewable energy sources); *Papa John's International, Inc.* (Feb. 13, 2015) (proposal encouraging the corporation to expand its menu offerings to include vegan options "in order to advance animal welfare [and] reduce its ecological footprint" among other items did not focus on a significant policy issue and was excludable as relating to the corporation's ordinary business operations (i.e., "products offered for sale") under 14a-8(i)(7)); and *FirstEnergy Corp.* (Mar. 7, 2013) (proposal requesting the corporation to "adopt strategies and quantitative goals to reduce the Company's impacts on, and risks to, water quantity and quality" involved ordinary business operations under Rule 14a-8(i)(7) and did not "focus on a significant policy issue"). Unlike proposals that the Staff has found to have an environmental issue that overrides a company's ordinary business concerns, such as *NorthWestern Corporation* (Jan. 8, 2016), where the proposal sought a report on how the company could generally adapt its business model to enable the increased use of low-carbon electricity generation to reduce greenhouse gas emissions, the Proposal specifically directs the

Corporation in how to achieve the desired goal of decreasing carbon emissions by installing wind and solar operations and lobbying for decreased regulation of renewable energy sources.

Conclusion. For the reasons stated above, we respectfully submit that the Proposal constitutes a matter of ordinary business that is not appropriate for shareholder oversight and should therefore be excluded from the Corporation's Proxy Materials for the 2017 Annual Meeting pursuant to Rule 14a-8(i)(7).

2. The Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) permits the exclusion of a proposal that the Corporation has substantially implemented. Because the Corporation has already invested a substantial amount of money and resources into the installation of wind and solar technology and also participates in the political process, including lobbying activities, the Proposal has already been substantially implemented by the Corporation.

The Commission has previously stated that Rule 14a-8(i)(10) was designed to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management ...." *Exchange Act Release No. 12598* (July 7, 1976). The Staff has also stated that in determining whether a shareholder proposal has been substantially implemented, it will look at whether a corporation's policies, practices and procedures "compare favorably with the guidelines of the proposal." *Medtronic, Inc.* (June 13, 2013)

The Proposal requests that the "stockholders of Duke Energy instruct the management of Duke Energy to install and own wind generators and solar installations to be operated for the profit of Duke Energy stockholders." The Proposal does not quantify how much wind and solar should be installed by the Corporation. Accordingly, installation of any amount of wind and solar would satisfy the Proposal. As discussed previously, the Corporation has invested $4 billion in wind and solar installations since 2007 and plans to install $3 billion more over the next five years. It is not necessary for shareholders to instruct the Corporation to install wind and solar, as it already has done so and publicly disclosed its plans to install more over the next five years. Furthermore, as we disclosed in Duke Energy's 2015 Sustainability Report, Duke Energy actually increased its renewable energy goals in 2015 from owning or contracting 6,000 MW of wind, solar and biomass by 2020, to owning or contracting 8,000 MW of wind, solar and biomass by 2020, and as of the end of year, owned or had under contract approximately 4,400 MW of wind, solar and biomass already. Further, the Corporation currently engages in political activities pursuant to a publicly available Political Activities Policy, attached hereto as Exhibit B, based upon management's decisions as to what activities are in the best interests of the Corporation.

Conclusion. For the reasons stated above, we respectfully submit that the Proposal has been substantially implemented and should therefore be excluded from the Corporation's Proxy Materials for the 2017 Annual Meeting pursuant to Rule 14a-8(i)(10).

3. The Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

The Proposal fails to define critical terms and otherwise provide guidance on what is necessary to implement it. The Staff has, on numerous occasions, concurred that shareholder proposals that are vague and indefinite are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because shareholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See Staff Legal Bulletin No. 14B* (Sep. 15, 2004)(noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.") Furthermore, the Staff has concurred that a shareholder proposal was sufficiently misleading so as to justify its exclusion where a corporation and its shareholders might interpret the proposal differently. *See Fuqua Industries, Inc.* (Mar. 12, 1991)(noting that any action taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal).

The Staff has consistently concurred with the exclusion of proposals which do not define critical terms or phrases or otherwise provide guidance on what is required to implement the proposals. In *Bank of America Corp.* (Feb. 25, 2008), the Staff concurred with the exclusion of a proposal requesting that the corporation amend its policies to "observe a moratorium on all financing, investment and further involvement in activities that support MTR" (mountain top removal) projects but did not define what would constitute "further involvement" and "activities that support MTR [projects]." *See also Eastman Kodak Co.* (Mar. 3, 2003)(proposal seeking to cap executive salaries at $1 million, including bonus, perks and options, failed to define various terms and how options were to be valued and was therefore excludable) and *American Telephone and Telegraph Company* (Jan. 12, 1990) (proposal seeking to prohibit a corporation from "interfering" with "government policy" of foreign governments was excluded as it would require, if implemented, subjective determinations regarding what is considered to be "interference" and "government policy" as well as when the proposal would apply).

The Proposal fails to give necessary details to define key provisions such as the type and amount of wind generators and solar installations necessary to fulfill the proposal or how to evaluate the requirement that these facilities be operated "for profit." The Proposal also fails to quantify what is meant by "vigorously lobby" or how the Corporation could determine what things it would need to lobby for in order to "remove obstacles to development of renewable sources of energy." Consequently, shareholders cannot make an informed decision on what they are being asked to vote on, and the Corporation would be unable to determine whether it has been responsive in implementing the proposal and would be left to a great amount of interpretation which could lead to differing conclusions by the Corporation and its shareholders.

Conclusion. For the reasons stated above, we respectfully submit that the Proposal is impermissibly vague and indefinite so as to be inherently misleading and should therefore be excluded from the Corporation's Proxy Materials for the 2017 Annual Meeting pursuant to Rule 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests that the Staff advise that it will not recommend any enforcement action if the Corporation excludes the Proposal from its Proxy Materials for the 2017 Annual Meeting. If the Staff does not concur with the Corporation's positions, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. In such case, or if you have any questions or desire any further information, please contact the undersigned at (704) 382-3477.

Very truly yours,



David S. Maltz

CC: Julia S. Janson, Executive Vice President, Chief Legal Officer and Corporate Secretary
Dr. William J. Meggs

EXHIBIT A

William J. Meggs, MD, PhD, FACMT, FACEP
103 Hidden Hills Drive
Greenville, NC 27858

252-355-7335 phone ***FISMA & OMB MEMORANDUM M-07-16***

FISMA & OMB MEMORANDUM M-07-16

November 11, 2016

Ms. Julia S. Janson,
Executive Vice President
Chief Legal Officer and Corporate Secretary
Duke Energy Corporation
DEC 48H
P.O. Box 1414,
Charlotte, NC 28201-1414.

RE: Shareholder proposal for 2017 Annual Meeting of Stockholders

Dear Ms. Janson:

Attached is a stockholder proposal by me for inclusion in the proxy statement for our 2017 Annual Meeting of Stockholders.

Please let me know if you need anything else from me.

Sincerely yours,



William J. Meggs, MD, PhD

Duke Energy Stock Holders Resolution
Ownership of Renewable Energy Sources

Whereas, the scientific evidence is overwhelming that burning fossil fuels is negatively impacting the Earth's climate, atmosphere, and oceans, with melting of polar ice, rising sea levels, acidification of oceans, and increasing droughts,

Whereas, technologies exists to transition to renewable sources of energy that do not add carbon dioxide to the atmosphere,

Whereas, as the negative impact of humans adding over 50 million tons of carbon dioxide to the Earth's biosphere each year escalates, there will be a transition to renewable sources of energy not matter the short term political opposition,

Whereas, in some jurisdictions it is more difficult to get approval for renewable energy than it is for coal and nuclear power plants, due to regulatory, environmental, and legislative hurdles,

Whereas, renewable sources of energy do not require the ongoing expense of purchasing fuel from third parties,

Whereas, it is in the financial interest of Duke Energy stockholders to own the renewable sources of energy rather than purchasing renewable energy from third parties,

Whereas, renewable sources of energy do not have the negative waste disposal problems of coal ash from coal fired plants and radioactive wastes from nuclear plants,

Be it resolved:

The Stockholders of Duke Energy instruct the management of Duke Energy to install and own wind generators and solar installations to be operated for the profit of Duke Energy stockholders.

The Stockholders of Duke Energy instruct the management of Duke Energy to vigorously lobby state and national legislatures and regulators to remove obstacles to development of renewable sources of energy.

EXHIBIT B



Duke Energy Policy

Political Activity Policy

Applicability:	Enterprise
Originator:	Corporate Compliance
Approval:	Executive Vice President, External Affairs and Strategic Policy
Effective Date:	01/01/2010
Revision Date:	02/24/2016
Revision No:	5
Reissue Date:	02/24/2016

Political Activity Policy

Statement of Purpose and Philosophy:

Duke Energy believes strongly in the democratic political process and encourages its directors, employees and agents to take an active interest in fostering principles of good government in the countries, states and communities in which they live.

The purpose of this Political Activity Policy (the "Policy") is to promote compliance with applicable laws and regulations surrounding political contributions, government contacts and lobbying ("Laws") in order to preserve the reputation and integrity of Duke Energy as well as that of all persons affiliated with it.

Scope:

This Policy is applicable to all directors, employees and agents of Duke Energy whether located inside or outside of the United States.

Definitions:

DUKEPAC – Duke Energy's voluntary, nonpartisan political action committee that is available to directors, eligible-employees and shareholders. Its political contributions are governed by the Amended and Restated Articles of Association of the Duke Energy Corporation Political Action Committee, and action of the DUKEPAC Trustees. Its purpose is to :

- Encourage awareness of and participation in the political process.
- Make contributions to qualified federal, state and local candidates running for public office in accordance with applicable Law.

Governmental Unit – means any federal, state, county, or municipal governmental body and any unit of state or local government.

Political Contribution – means any gift or other transfer of property by the Company or any provision of services by the Company to (1) any candidate for election to political office; (b) any entity or association (including a political action committee) organized for the purpose of electing a person to a political office in any Governmental Unit, or obtaining a vote on an issue included in a referendum or ballot initiative; (3) any direct advertising campaign that seeks votes for or against a candidate or support of or opposition to a political party; (4) any direct issue advertising that directly or overtly supports or opposes a particular candidate for election or a political party; (5) any political party; (6) any political committee; (7) any other entity organized and operating under 26 U.S.C. Section 527; or (8) any special contribution to a non-profit organization for the specific purpose of funding political activity incidental to another primary purpose. Political Contributions do not include meals or other lawfully permitted gifts to government officials in connection with lobbying-related activities.

Political Expenditures – means all Political Contributions, as well as all other political activity spending, such as lobbying expenses.

Value – when used with reference to a Political Contribution, means the amount of money contributed and/or the fair value of the property or service contributed by the Company. As used in these guidelines, "fair value" should be determined as required by applicable law.

Duke Energy Principles Governing Corporate Political Expenditures and Political Action Committee Contributions:

1. Political Expenditures shall reflect the Company's interests and not those of its individual officers or directors.

2. No Political Expenditure shall be made in anticipation of, in recognition of, or in return for any official act.

3. Political Expenditure decisions will be made based upon the following principles: promotion of sound and sustainable energy and environmental policies and legislation; efficient and effective regulatory systems; and our commitment to providing all employees with a work environment guided by our performance culture: Safety; Customer-focused; Trust; Accountability; Agility; Collaboration.

4. On a semi-annual basis, commencing in the first quarter of 2016, Duke Energy will publicly disclose on its website, reported contributions in excess of $1,000 to entities organized under Section 527 of the Internal Revenue Code (IRC), the federal lobbying portion of dues to trade associations operating under IRC Section 501(c)(6) whereby Duke Energy contributed $50,000 or more to the entity during the six-month reporting period, and DUKEPAC political contributions.

5. Duke Energy will not make Political Contributions to any candidate running for election to a State Supreme Court or any other judicial office.

6. Semiannually, the Executive Vice President, External Affairs and Strategic Policy, shall report on the Political Expenditure Committee's (as defined below) annual strategy, and the Company's Political Expenditures, including the Company's payments to trade associations and other tax-exempt organizations, which may be used for lobbying and political activities, to the Corporate Governance Committee of the Duke Energy Corporation Board of Directors.

7. Duke Energy encourages participation in DUKEPAC, but it will not pressure or coerce employees to make personal Political Contributions or contribute to DUKEPAC, and Duke Energy will not take any retaliatory action against employees who do not make such contributions.

8. Employees will not be reimbursed either directly or indirectly for personal Political Contributions or expenses.

Guidelines and Approval Process for Political Expenditure Requests:

This Policy is intended to provide corporate governance, control, oversight and procedural guidance for corporate contributions of money, property or services for political activities on both a federal and state levels.



Duke Energy Policy

Political Activity Policy

Corporate Political Contribution Guidelines

1. Scope

The following guidelines address only corporate Political Contributions in those limited jurisdictions that allow corporations to fund political campaign activities. Current federal law bars corporate contributions to candidates in federal elections, and the laws of North Carolina, Ohio, and Kentucky prohibit corporate contributions to candidates in those states. Contributions that are prohibited by law are also prohibited by this Policy.

These guidelines are not intended to govern individuals' personal political activities and contributions, or to address contributions by the employee-funded political action committee (DUKEPAC), except as expressly provided below. Nor do these guidelines govern instances where government affairs personnel provide meals or other lawfully permitted gifts to governmental officials in connection with their lobbying-related activities, except as expressly provided below.

2. Responsibilities and Procedures

   a. Review and approval of corporate Political Expenditures

      (1) Political Expenditures Committee

         a. The Company shall establish and maintain a Political Expenditures Committee (PEC), whose purpose shall be to annually develop a Company Political Expenditure strategy and recommend DukePAC allocations among federal and state jurisdictions. It will also monitor and track corporate Political Expenditures, providing regular updates as defined below to Company Senior Management.
         b. The PEC shall include the following individuals:
            i. the Senior Vice President, Federal Government Affairs, who shall also serve as the Chair of the Committee;
            ii. the State Presidents of each jurisdiction;
            iii. the Vice Presidents of Government Affairs of each jurisdiction;
            iv. the Senior Vice President, State & Federal Legal Support or his/her designee;
            v. the Vice President, Corporate Public Affairs;
            vi. any other individual as appointed by the Chief Executive Officer.
         c. The PEC shall meet quarterly.
         d. The PEC shall provide quarterly updates to the:
            i. Executive Vice President Grid Solutions & President of Midwest & Florida Regions
            ii. Executive Vice President Market Solutions & President, Carolinas Region
            iii. Executive Vice President External Affairs & Strategic Policy
            iv. others as requested by the Company's Senior Management Committee.

      (2) Political Expenditures, in the aggregate or single donations:

         a. Less than $250,000 shall be approved by the Senior Vice President, Federal Government Affairs (federal contributions), or the State President and the Vice President of Government Affairs of each jurisdiction (state and local contributions), and shall be consistent with the Company Political Expenditure strategy approved by the PEC

b. Between $250,000 and $499,999, shall be approved by the respective EVP Grid Solutions & President of MW & FL Regions, EVP Market Solutions & President Carolinas Region, or EVP External Affairs & Strategic Policy, and shall be consistent with the Company Political Expenditure strategy approved by the PEC.

c. Exceeding $500,000, or not consistent with the Company Political Expenditure strategy approved by the PEC, must be approved by the Chief Executive Officer.

(3) Any expenditure, regardless of amount, if deemed to be of an unusual nature or sensitive matter, must be approved by the Chief Executive Officer.

(4) All required approvals must be obtained in advance of the Political Expenditure.

b. Each State President and the Senior Vice President, Federal Government Affairs, shall maintain records of all Political Expenditures made by their respective organizations.

Policy Requirements:

1. Duke Energy shall comply with applicable U.S. and foreign laws.

2. Directors, employees and agents must avoid conflicts of interest when serving in public office by excusing themselves from any political matters involving Duke Energy.

3. Directors, employees and agents who conduct business with public officials, or who represent Duke Energy in political, governmental and business matters, must comply with all laws that control corporate participation in the political process.

4. When permitted by Law, Duke Energy funds and facilities may be used to provide the needed administrative support for the operation of the DUKEPAC or political action programs.

5. Directors, employees and agents who are personally involved in the political process must clearly identify that their actions are personal and not those of the Company.

6. Directors, employees and agents must obtain written approval from an appropriate Duke Energy State Government Affairs Department ("Government Affairs") representative, prior to:
   - Using the "Duke Energy" name and logo in support of any state or local political candidate, issue or activity, in addition to all other requirements under the Brand Protection Policy.
   - Contacting, on behalf of Duke Energy, any state or local government personnel for the purpose of influencing state or local legislation or regulations.
   - Using Company resources in accordance with state or local election laws as determined by the Company's legal counsel, including the director's, employee's, or agent's time during work hours, copy machines, computers, telephones and other forms of Company property to perform state or local political activities. To the extent such prior approval has been granted, all time and expenses associated with the use of Company resources must be documented so that such use may be reported as appropriate.
   - Providing a gift or Political Contribution of Duke Energy funds, property or services to any state or local public official or their staff, where permitted. All approved Political Expenditures involving a state or

local public official in any way must be paid using the "Process" of FGA (Federal Government Affairs) in the accounting chartfield, and are required to be tracked and recorded.

- Sponsoring an event, on behalf of Duke Energy, where a state or local public official is an honoree. To the extent such prior approval has been granted, all time and expenses associated with the use of Company resources must be documented so that such use may be reported if required.
- Providing Duke Energy funds for contributions to state or local ballot measures, or independent expenditure, 527 or 501(c)(4) organizations.

7. Directors, employees and agents also must obtain written approval from the Senior Vice President, Federal Government Affairs, or his or her designee, prior to undertaking any of the activities list under part 6 (above) of this Policy Statement.

8. Notwithstanding Sections 6 and 7 above, directors of Duke Energy Corporation need to obtain written approval from the Chief Legal Officer prior to engaging in any of the activities listed under part 6 of this Policy Statement.
9. Directors, employees and agents must provide written notice to the Senior Vice President, Federal Government Affairs prior to campaigning for, or serving in, federal public office. In addition, employees must notify their supervisor; and agents must notify their primary Duke Energy contact person.

10. Directors, employees and agents must provide written notice to the appropriate State Government Affairs representative prior to campaigning for, or serving in, state or local public office. In addition, employees must notify their supervisor; and agents must notify their primary Duke Energy contact person.

11. Notwithstanding Sections 9 and 10 above, directors of Duke Energy Corporation need only provide written notice to the Chief Legal Officer, prior to campaigning for, or serving in, federal, state or local public office.

Advocacy:

Trade Associations and Chambers of Commerce

Duke Energy belongs to a number of trade associations that participate in the political process. These associations represent a broad array of professional and industry interests.

Duke Energy is active in various chambers of commerce as a means to promote economic development and vitality in the jurisdictions in which it does business.

Duke Energy may not always agree with political positions taken by trade associations and chambers of commerce of which it is a member. However, we believe participating in these groups provides an overall benefit to the Company.

Stakeholder Advocacy

The Executive Vice President, External Affairs and Strategic Policy, or his or her designee, may ask directors, employees, customers and other third parties to contact state or federal legislators regarding issues important to the Company. Such requests generally will include background information about the issue, its importance to the business and a suggested message to legislators; however, any contacts actually made are strictly voluntary.

Related Documents:



Political Activity Policy

- Federal Election Commission
- Florida Division of Elections
- Indiana Election Division
- Kentucky Registry of Election Finance
- North Carolina State Board of Elections
- Ohio Election Information
- South Carolina State Ethics Commission
- Duke Energy Code of Business Ethics (pdf, 1919 KB)
- FCPA - Compliance with the Foreign Corrupt Practices Act Policy (pdf, 93 KB)
- Honest Leadership and Open Government Act of 2007 Guidance ("HLOGA") (pdf, 18 KB)